Exhibit 99(b)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC CONSOLIDATED,
A DEBTOR-IN-POSSESSION
CONSOLIDATED EBITDA RECONCILIATION
(millions of dollars)

	Three Months Ended March 31, 2015	Twelve Months Ended March 31, 2015 (d)
Net loss	$(1,336)	$(6,779)
Income tax benefit	(292)	(2,203)
Interest expense and related charges	315	1,179
Depreciation and amortization	215	1,054
EBITDA	$(1,098)	$(6,749)
Amortization of nuclear fuel	38	135
Purchase accounting adjustments (a)	(4)	12
Impairment and write-down of other assets	735	5,675
Impairment of goodwill	700	2,300
EBITDA amount attributable to consolidated unrestricted subsidiaries	(6)	(22)
Unrealized net gain resulting from hedging transactions	(102)	(89)
Noncash realized gain on termination of natural gas hedging positions	—	(117)
Transition and business optimization costs	3	14
Reorganization items (b)	73	593
Restructuring and other	12	11
Expenses incurred to upgrade or expand a generation station (c)	35	100
Additional prescribed EBITDA (d)	—	10
Expenses related to unplanned generation station outages	4	83
Consolidated EBITDA	$390	$1,956
___________

(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Reorganization items includes expenses and income directly associated with the Chapter 11 Cases.

(c)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(d)
In accordance with the TCEH DIP Facility agreement, twelve months ended March 31, 2015 results are comprised of May 2014 through March 2015 actual results plus an additional prescribed consolidated EBITDA amount for April 2014.